

SOME DAY

FOXHOLLOW

2004 Annual Report



SOME DAY, I CAN ACTUALLY REMOVE A PATIENT'S ARTERIAL PLAQUE.

An estimated 12 million people in the U.S. suffer from peripheral arterial disease (PAD) which develops when plaque accumulates in the leg arteries. The SilverHawk™ Plaque Excision System is a minimally invasive method of removing copious amounts of obstructive plaque, thereby restoring blood flow to the legs and feet.


SOME DAY,
MY PATIENT WON'T NEED
TO LOSE A LIMB.

For millions of patients, PAD means living with severe leg pain and limited mobility. If left untreated, PAD can progress to critical limb ischemia, which often is marked by tissue loss, gangrene and the possibility of losing a limb. For 150,000 patients each year, PAD ultimately does result in an amputation.





SOME DAY, MY PATIENT WILL WALK TO THE KITCHEN WITHOUT PAIN.

In the last year, FoxHollow has enrolled hundreds of patients into one of the largest PAD-focused clinical registries ever assembled. Outcomes data from this study and others performed at hospitals across the country have demonstrated extremely compelling safety, efficacy and limb salvage rates.


John Smith
DOB:09/24/
Plaque
452 mg

SOME DAY, A SPOONFUL OF PLAQUE WILL HELP US BEGIN TO BETTER UNDERSTAND THE MYSTERIES OF VASCULAR DISEASE.

In addition to alleviating severe leg pain and restoring mobility for thousands of patients, the SilverHawk System also may open a new window into the biology of cardiovascular disease. Early scientific research has confirmed that the plaque SilverHawk excises from the arteries is information-rich and can reveal biomarkers and biologic responses that are not otherwise identifiable or measurable. This new ability to "biopsy" atherosclerosis in vivo presents a unique opportunity to deepen our understanding of how and why vascular disease unfolds.


SOME DAY HAS ARRIVED.





We've been working toward some day from the very beginning...

2004 was a year of firsts for FoxHollow. The first leg saved from amputation due to the SilverHawk System. The first clinical study demonstrating unparalleled outcomes for patients six months post-procedure. The first 10,000 patients freed from severe leg pain and returned to a normal life.

It was also in 2004 that we officially launched the first of our three franchises, the SilverHawk Plaque Excision System (shown on the inside back cover). In its first full year of commercial sales, the SilverHawk System generated $38.6 million, a 14-fold increase over 2003 revenue. While we are very proud of our accomplishments, we fully recognize that the journey has just begun.

Within the same 12 months, FoxHollow more than tripled its salesforce, hiring and training the most clinically astute sales professionals in the industry to educate cardiologists, vascular surgeons and interventional radiologists about the technology and its clinical results. Our team has demonstrated the ability to overcome enormous challenges, and execute with consistency, intensity and passion.

Adding sales professionals was critical not only to respond to rapid market adoption, but also to increase the number of patients with peripheral arterial disease (PAD) who are treated. Even with significant market penetration in 2004, we treated just a tiny fraction of those who need it. We need to do more to ensure patients who are incapacitated by PAD receive treatment. To this end, our sales professionals not only support our physician user base, but they are actively engaged in educating and establishing relationships with referral physicians such as podiatrists who routinely see patients with severe leg pain and tissue loss.

With explosive sales growth also comes manufacturing challenges, which the company has addressed with foresight and speed. We successfully tripled our manufacturing capacity in 2004 and are in the final stages of doubling capacity yet again. Along with enlarging our clean room facilities and expanding the production team, capacity improvements were also achieved through impressive productivity gains, which resulted in a 100% increase in output in five months. Productivity also translated into a significant reduction in manufacturing costs. Gross margin grew three-fold. The company had a full FDA site inspection and full ISO compliance audit, both successfully completed with no significant findings.


$38.6
$2.58
1485%
REVENUE GROWTH
2003
2004

FoxHollow Revenue (in Millions)

Our Chairman and Founder, Dr. John Simpson, an interventional cardiologist and long-time entrepreneur, has always believed that if you focus on doing good for patients, the rest will follow. Our second franchise will allow us to extend the good that SilverHawk is doing for PAD patients to those with coronary artery disease. While there is no question drug-eluting stents have improved efficacy over older stent generations, there are a number of clinical challenges that remain unserved. For example, blockages located in the "bifurcation" (or connecting branches) of two different arteries have proven difficult to treat with stents of any kind. Patients with blockages in these bifurcation areas typically are sent for coronary artery bypass surgery, which is a much more invasive procedure with significantly longer recovery times. FoxHollow expects to begin enrolling a clinical trial in 2005, which will examine the use of SilverHawk to treat these bifurcation blockages in the coronary arteries, and allow more patients to be treated in a minimally invasive manner.

Our third franchise, plaque analysis, may enable us to impact the treatment of coronary and peripheral disease on a more profound level. The plaque removed by the SilverHawk System is rich with information about the genes, proteins and enzymes that all play a role in the atherosclerotic disease process. With the ability to "biopsy" plaque for the first time, researchers have an opportunity to profile the molecular signatures that characterize different populations of patients. Over time, we expect these discoveries to lead to important advances in cardiovascular drug development and diagnostics.

For the FoxHollow team, our true mission lies in ensuring that life is a journey, not a struggle. Our passion and commitment toward reaching this goal has never been stronger. We will achieve it by restoring mobility for millions of patients with PAD; by providing an effective new treatment for patients with coronary artery disease; and by opening a new window into the biology of vascular disease. It is a privilege to share the journey with you.

Warm regards,

Robert W. Thomas
President and Chief Executive Officer

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following tables reflect selected financial data derived from our financial statements for each of the last five years. The statement of operations data for the years ended December 31, 2004, 2003 and 2002, and the balance sheet data as of December 31, 2004 and 2003 are derived from our audited financial statements included in this report. The statement of operations data for the years ended December 31, 2001 and 2000, and the balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our audited financial statements not included in this report. Historical results are not necessarily indicative of future results. The selected financial data set forth below should be read in conjunction with our financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(in thousands, except per share amounts)				
STATEMENT OF OPERATIONS DATA:					
Net revenue	$ 38,552	$ 2,585	$ 12	$ —	$ —
Cost of revenue (1)	24,144	4,503	95	—	—
Gross profit (loss)	14,408	(1,918)	(83)	—	—
Operating expenses:					
Research and development (1)	6,191	5,785	6,570	4,360	4,198
Selling, general and administrative (1)	38,465	6,792	1,548	989	1,060
Total operating expenses	44,656	12,577	8,118	5,349	5,258
Loss from operations	(30,248)	(14,495)	(8,201)	(5,349)	(5,258)
Interest and other income	376	183	73	210	108
Interest and other expense	(3)	(35)	(78)	(278)	(92)
Net loss	$ (29,875)	$ (14,347)	$ (8,206)	$ (5,417)	$ (5,242)
Dividend related to beneficial conversion feature of convertible preferred stock (2)	(15,977)	(24)	—	—	—
Net loss attributable to common stockholders	$ (45,852)	$ (14,371)	$ (8,206)	$ (5,417)	$ (5,242)
Basic and diluted net loss per common share	$ (10.52)	$ (24.69)	$ (15.00)	$ (10.28)	$ (10.40)
Basic and diluted weighted-average number of shares used in per common share calculations	4,359	582	547	527	504

(1) Includes the following stock-based compensation charges:					
Cost of revenue	$ 727	$ 95	$ —	$ —	$ —
Research and development	605	232	1	—	—
Selling, general and administrative	5,494	1,109	4	1	24
Total	$ 6,826	$ 1,436	$ 5	$ 1	$ 24

(2) In connection with the issuance of preferred stock in 2004 and 2003, we recorded a non-cash charge representing the deemed dividend relating to the intrinsic value of the beneficial conversion feature of the preferred stock. See Note 9 of the notes to our financial statements.

	As of December 31,				
	2004	2003	2002	2001	2000
	(in thousands)				
BALANCE SHEET DATA:					
Cash, cash equivalents and short-term investments	$ 70,393	$ 7,511	$ 1,086	$ 6,765	$ 88
Working capital	77,606	7,366	(1,575)	6,294	(1,467)
Total assets	90,836	11,416	1,988	7,587	901
Long-term liabilities	—	—	—	—	182
Convertible preferred stock	—	49,998	27,374	27,374	14,371
Total stockholders' equity (deficit)	81,673	(41,109)	(28,230)	7,022	(902)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Management's discussion and analysis of financial condition and results of operations, or MD&A, is provided as a supplement to the accompanying financial statements and footnotes contained in Item 8 of this report and to provide an understanding of our results of operations, financial condition, and changes in financial condition. This discussion contains forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of selected factors, including those set forth in this section. MD&A is organized as follows:

- **Company description.** This section provides a general description and history of our business, including details regarding our organization and customer base and capsule financial information regarding our results of operations.
- **Results of operations.** This section provides our analysis and outlook for the significant line items on our statements of operations.
- **Stock-based compensation.** This section provides the method and financial reporting of our accounting for stock options granted to employees and to non-employees.
- **Liquidity and capital resources.** This section provides an analysis of our liquidity and cash flows, as well as a discussion of our commitments that existed as of December 31, 2004.
- **Recent accounting pronouncements.** This section describes the issuance and effects of new accounting pronouncements.
- **Critical accounting policies and estimates.** This section discusses those accounting policies that both are considered important to our financial condition and results of operations and require us to exercise subjective or complex judgments in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2 to our financial statements.
- **Factors affecting future operating results.** This section discusses the most significant factors that could affect our future financial results. The factors discussed in this section are in addition to factors that may be described in the MD&A captions discussed above and elsewhere in this report.

Company Description. We design, develop, manufacture and sell medical devices primarily for the treatment of peripheral artery disease. PAD results from the accumulation of plaque in arteries, most commonly occurring in the pelvis and legs. Plaque accumulation, known as atherosclerosis, causes the narrowing of arteries, thereby reducing the flow of oxygenated blood to tissue and organs. Left untreated, PAD increases the risk of heart attack, stroke, amputation or death. Our first product, the SilverHawk Plaque Excision System, is a minimally-invasive catheter system that treats PAD by removing plaque in order to reopen narrowed or blocked arteries. The SilverHawk consists of two primary components, a low profile catheter connected to a battery-driven control unit, both of which are disposable. In June 2003, the U.S. Food and Drug Administration, or FDA, granted us 510(k) clearance to market the SilverHawk in the United States for treatment of atherosclerosis in the peripheral vasculature, which includes arteries outside the heart and brain.

From our inception in 1996 until July 2003, our operations consisted primarily of start-up activities, including developing the SilverHawk, recruiting personnel and raising capital. We received clearance from FDA to market the SilverHawk for treatment of atherosclerosis in the peripheral vasculature in June 2003. In July 2003, we began to build our U.S. direct sales organization and initiated sales of the SilverHawk to several large medical centers in the United States. In January 2004, we commenced full commercial introduction of the SilverHawk in the United States. The SilverHawk is not approved in the United States for use in the coronary or carotid arteries. We received our CE Mark to market the SilverHawk for coronary applications in October 2002 for peripheral applications in May 2003, and for the treatment of in-stent restenosis in the coronary arteries in October 2004. We began commercial sales in Europe in November 2002. To date, our sales outside of the United States have been limited, and we expect our international sales to remain limited for the foreseeable future.

We are expanding our direct sales force in the United States to further penetrate the PAD market. We have increased our sales force from 15 direct sales representatives on December 31, 2003 to 69 on December 31, 2004, and we expect to continue to grow our sales force. We market the SilverHawk through our direct sales force in the United States primarily to interventional cardiologists, as well as to vascular surgeons and interventional radiologists. As of December 31, 2004 we had over 500 active hospital customers in the United States. No single customer accounted for more than

5% of our net revenue in the year ended December 31, 2004. Reimbursement claims for the SilverHawk procedure are typically submitted by the hospital and physician to Medicare or other third-party payors using established billing codes for atherectomy procedures.

We manufacture the SilverHawk with parts manufactured in-house and components supplied by vendors, which we then assemble, test and package. We offer five different SilverHawk models of various catheter diameters and tip lengths to accommodate differing artery sizes and amounts of plaque.

For the year ended December 31, 2004, we generated net revenue of $38.6 million and a net loss of $29.9 million. As of December 31, 2004, our accumulated deficit was $73.5 million. We have not been profitable since inception. We expect to continue to incur net losses, excluding stock based compensation, until the fourth quarter in 2005. As of December 31, 2004, our cash, cash equivalents and short-term investments balances were $70.4 million. On October 28, 2004, the Company completed an initial public offering of 4.5 million shares of its common stock, additionally, on October 29, 2004, the underwriters of the offering exercised their over-allotment option to purchase 675,000 shares. Proceeds from the offering after deducting underwriting discounts and commissions but before expenses were $67.4 million.

RESULTS OF OPERATIONS

Years Ended December 31, 2004, 2003 and 2002

Net Revenue. Net revenue is derived from sales of the SilverHawk. Net revenue was $38.6 million for the year ended December 31, 2004 as compared to $2.6 million and $12,000 for the years ended December 31, 2003 and 2002, respectively. The increase in net revenue was attributable to an increase in the number of SilverHawk devices sold as well as increases in the average sales price per unit. The increase in the number of devices sold is primarily attributable to an increase in the number of hospital customers purchasing our devices as we have expanded our sales force and an increase in the number of devices purchased per customer. The increase in the average sales price per unit is attributable to price increases related to the full commercial launch of the SilverHawk in January 2004 and improvements to its design. We expect our net revenue to increase as we continue to expand our sales force to increase penetration of the U.S. PAD market.

Cost of Revenue. Cost of revenue consists primarily of material, labor and overhead costs. Cost of revenue was $24.1 million for the year ended December 31, 2004 as compared to $4.5 million and $95,000 for the years ended December 31, 2003 and 2002, respectively. The increase was primarily attributable to the increase in the number of SilverHawk devices sold. As a percentage of net revenue, cost of revenue was 63% in the year ended December 31, 2004 as compared to 174% and 792% for the years ended December 31, 2003 and 2002, respectively. Primary factors that contributed to the decrease in the cost of revenue as a percentage of net revenue included improved absorption of manufacturing overhead costs associated with increased production volumes, improved purchasing efficiencies for supplies and materials, and improved labor and manufacturing efficiencies, partially offset by an increase in stock-based compensation of $632,000 from 2003 to 2004 and $95,000 from 2002 to 2003. We expect that cost of revenue as a percentage of net revenue will continue to decrease as we implement cost reduction initiatives and benefit from economies of scale.

Research and Development. Research and development expenses consist primarily of personnel and material costs within our product development, regulatory and clinical organizations and the costs of clinical studies. Research and development expenses were $6.2 million for the year ended December 31, 2004 as compared to $5.8 million and $6.6 million for the years ended December 31, 2003 and 2002, respectively. The increase of $0.4 million from 2003 to 2004 was primarily attributable to a $462,000 increase in personnel-related costs resulting from additional hiring of research and development and regulatory and clinical personnel and a $373,000 increase in stock-based compensation, offset by a $300,000 decrease in materials costs used in product development and an $82,000 decrease in expenses related to clinical trials. The decrease of $0.8 million from 2002 to 2003 was primarily attributable to a $1.1 million decrease in personnel-related costs resulting from redeployment of resources previously dedicated to research and development to commercial manufacturing efforts, a $285,000 decrease in depreciation and amortization and a $174,000 decrease in travel and related expenses, partially offset by a $950,000 increase in expenses related to clinical trials and a $231,000 increase in stock-based compensation. As a percentage of net revenue, research and development expenses were 16% in the year ended December 31, 2004. In future periods, we expect research and development expenses to grow in absolute terms but decrease as a percentage of net revenue as we enhance the capabilities of the SilverHawk and explore new applications and indications for our plaque excision technology platform.

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of personnel costs for sales, marketing and administrative personnel, and costs associated with participation in medical conferences, physician symposia and promotional activities. Selling, general and administrative expenses were $38.5 million for the year ended December 31, 2004 as compared to $6.8 million and $1.5 million for the years ended December 31, 2003 and 2002, respectively. The increase of $31.7 million from 2003 to 2004 was primarily attributable to a $20.8 million increase in personnel costs primarily related to additional hiring of sales and marketing personnel, a $4.4 million increase in stock-based compensation, a $2.6 million increase in travel and related expenses attributable to selling and marketing activities and an $800,000 increase in marketing and promotional activities. The increase of $5.3 million from 2002 to 2003 was primarily attributable to a $2.9 million increase in personnel costs primarily related to additional hiring of sales and marketing personnel, a $1.1 million increase in stock-based compensation, a $450,000 increase in travel and related expenses attributable to selling and marketing activities and a $240,000 increase in marketing and promotional activities. As a percentage of net revenue, selling, general and administrative expenses in the year ended December 31, 2004 were 100%. We expect to incur additional operating costs, such as professional fees and insurance costs, related to the growth of our business and our operations as a public company. We expect selling, general and administrative expenses to increase in absolute terms as we expand our sales and marketing efforts and incur additional administrative costs, but to decrease as a percentage of net revenue as we leverage our existing selling, general and administrative infrastructure.

Interest and Other Income. Interest and other income was $376,000 for the year ended December 31, 2004 as compared to $183,000 and $73,000 for the years ended December 31, 2003 and 2002, respectively. The increases in interest and other income are primarily attributable to higher average cash, cash equivalents and short-term investment balances that increased as a result of cash received from financing activities including proceeds received from the initial public offering.

Interest and Other Expense. Interest and other expense was $3,000 for the year ended December 31, 2004 as compared to $35,000 and $78,000 for the years ended December 31, 2003 and 2002, respectively. The decreases in interest and other expense are primarily attributable to the reduction in outstanding notes payable and convertible promissory note balances.

Beneficial Conversion Feature. The issuance of Series D and Series E convertible preferred stock resulted in a beneficial conversion feature, calculated in accordance with Emerging Issues Task Force No. 00-27, *"Application of Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio,"* to Certain Convertible Instruments," based on the conversion price and fair value of the common stock on the date of issuance. Accordingly, we recognized $16.0 million and $24,000 as a charge to additional paid-in-capital to account for the deemed dividend on the convertible preferred stock as of the issuance date in 2004 and 2003, respectively. The amount of the deemed dividend related to the beneficial conversion feature was recorded upon issuance of the convertible preferred stock, as the convertible preferred stock can be converted to common stock by the holder at any time.

STOCK-BASED COMPENSATION

We record deferred stock-based compensation for financial reporting purposes as the difference between the exercise price of options granted to employees and directors and the estimated fair value of our common stock at the time of grant. Deferred stock-based compensation is amortized on a straight-line basis to cost of revenue, research and development expenses and selling, general and administrative expenses. Deferred stock-based compensation recorded through December 31, 2004 was $20.2 million, net of stock option cancellations, with accumulated amortization of $6.0 million. The remaining $14.2 million will be amortized over the vesting periods of the options, generally four years from the date of grant (assuming no additional cancellations). We currently expect to record amortization expense for deferred stock-based compensation as follows:

For the Year Ended December 31,	Amount
2005	$ 4.8 million
2006	$ 4.8 million
2007	$ 3.9 million
2008	$ 0.7 million

Stock-based compensation expenses related to stock options granted to non-employees are recognized as the stock options are earned. The amount of stock-based compensation expenses to be recorded in future periods may decrease if unvested options are cancelled. Our stock-based compensation expenses will fluctuate as the fair market value of our common stock fluctuates. We recorded $1,818,000, $447,000 and $5,000 in stock-based compensation expense for non-employees in the years ended December 31, 2004, 2003, and 2002, respectively.

LIQUIDITY AND CAPITAL RESOURCES

On October 28, 2004, the Company completed an initial public offering of 4.5 million shares of its common stock. Additionally, on October 29, 2004, the underwriters of the offering exercised their over-allotment option of 675,000 shares. Proceeds from the offering after deducting underwriting discounts and commissions but before expenses were $67.4 million. From inception through June 2004, we raised $78.3 million through private sales of convertible preferred stock. As of December 31, 2004, we had $27.5 million of cash and cash equivalents, $42.9 million of short-term investments, and working capital of $77.6 million.

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2004:

	Payments Due by Period (in thousands)				
CONTRACTUAL OBLIGATIONS	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 5,808	$ 905	$ 2,452	$ 1,817	$ 634
Related party consulting agreement	1,317	300	900	117	—
Royalty obligation	80	80	—	—	—
	$ 7,205	$ 1,285	$ 3,352	$ 1,934	$ 634

Net Cash Used in Operating Activities. Net cash used in operating activities was $30.2 million for the year ended December 31, 2004 as compared to $12.5 million and $7.7 million for the years ended December 31, 2003 and 2002, respectively. For each of these periods, net cash used in operating activities was attributable primarily to net losses after adjustment for non-cash allowances and provisions, depreciation and amortization, amortization of deferred stock-based compensation charges and increases in working capital requirements due to increased sales of the SilverHawk.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities was $41.5 million for the year ended December 31, 2004 compared to net cash provided by investing activities of $5.1 million and $3.5 million for the years ended December 31, 2003 and 2002, respectively. For year ended December 31, 2004, net cash used in investing activities was attributable to purchases of short-term investments and acquisition of property and equipment offset by sale or maturities of short-term investments. For the years ended December 31, 2003 and 2002, net cash provided by investing activities was attributable to sales or maturities of short-term investments offset by purchases of short-term investments and acquisitions of property and equipment.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $96.6 million for the year ended December 31, 2004 compared to $9.0 million and $2.4 million for the years ended December 31, 2003 and 2002, respectively. Net cash provided by financing activity was attributable to proceeds from issuance of convertible preferred stock, issuance of common stock related to stock option exercises, and issuance of common stock relating to the initial public offering.

Our future capital requirements depend on numerous factors. These factors include but are not limited to the following:

- revenue generated by sales of the SilverHawk;
- costs associated with our sales and marketing initiatives and manufacturing activities;
- rate of progress and cost of our research and development activities;
- costs of obtaining and maintaining FDA and other regulatory clearances of the SilverHawk;
- effects of competing technological and market developments; and
- number and timing of acquisitions and other strategic transactions.

Off-Balance-Sheet Arrangements. As of December 31, 2004, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Summary. We believe that our current cash, cash equivalents and short-term investments, along with the cash we expect to generate from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If these sources of cash are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Additional financing may not be available at all, or in amounts or on terms acceptable to us. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

We expect to increase capital expenditures consistent with our anticipated growth in manufacturing, infrastructure and personnel. We also may increase our capital expenditures as we expand our product lines or invest to address new markets.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" (revised 2004), ("SFAS No. 123(R)"). SFAS No. 123(R) would require companies to measure all stock-based compensation awards using a fair value method and record such expense in the financial statements, including grants of employee stock options. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective for public companies for interim and annual periods beginning after June 15, 2005. The Company is in the process of assessing the impact of adopting this new standard.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to accounts receivable, inventories, warranty reserve, income taxes and deferred stock-based compensation. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from those estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, *"Revenue Recognition."* SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. We generally use contracts and customer purchase orders to determine the existence of an arrangement. We use shipping documents and third-party proof of delivery to verify that title has transferred. We assess whether the fee is fixed or determinable based on the terms of the agreement associated with the transaction. In order to determine whether collection is reasonably assured, we assess a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If we determine that collection is not reasonably assured, we would defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Accounts Receivable. We perform periodic credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of current credit information. We monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past.

Warranty Reserve. We provide for the estimated cost of product warranties at the time revenue is recognized. As we sell new products to our customers, we must exercise considerable judgment in estimating the expected failure rates. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Inventories. We state our inventories at the lower of cost or market, computed on a standard cost basis, which approximates actual cost on a first-in, first-out basis and market being determined as the lower of replacement cost or net realizable value. Standard costs are monitored on a quarterly basis and updated as necessary to reflect changes in raw material costs and labor and overhead rates. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory reserves are measured as the difference between the cost of inventory and estimated market value. Inventory reserves are charged to cost of revenue and establish a lower cost basis for the inventory. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins.

Accounting for Income Taxes. Our income tax policy records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheets, as well as operating loss and tax credit carry forwards. We have recorded a full valuation allowance to reduce our deferred tax asset. Based on available objective evidence, it is more likely than not that the deferred tax asset will not be realized. In the event that we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax asset would increase net income in the period such determination was made.

Stock-Based Compensation. We have stock option plans to reward our employees and directors. We account for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations and apply the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, as amended by SFAS No. 148. We have recorded stock-based compensation based upon the difference between the estimated fair value of common stock on the date of grant and the option exercise price. The fair value of the common stock for options granted between January 1, 2003 and the completion of our initial public offering was originally estimated by our board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist. Subsequently, we reassessed the valuations of common stock relating to grants of options during the 22 month period preceding the completion of our initial public offering. As disclosed more fully in Note 11 of the notes of our financial statements, we granted stock options and restricted preferred stock with exercise prices ranging from $0.32 to $11.68 during the 22 month period. In addition, we determined that the fair value of our common stock increased from $2.56 to $11.32 per share during that period. We estimated the fair value of our common stock based upon several factors, including progress and milestones attained in our business, sales of convertible preferred stock, changes in valuations of existing comparable public companies and the valuation we expected to obtain in our initial public offering. We amortize employee and director stock-based compensation on a straight-line basis over the vesting terms of the underlying options. We issue stock options to non-employees, generally for services, which we account for under the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, Abstract No. 96-18. These options are valued using the Black-Scholes option valuation model and are subject to periodic adjustment as the underlying options vest. Changes in fair value are amortized over the vesting period on a straight-line basis.

FACTORS AFFECTING FUTURE OPERATING RESULTS

We have a limited history of operations and a history of net losses. Our cost of producing and selling goods is high relative to our sales. Consequently, we may not be able to achieve profitability even if we are able to generate significant revenue from sales of the SilverHawk.

We have a limited history of operations upon which you can evaluate our business. In particular, we incurred net losses of $29.9 million in 2004, $14.3 million in 2003 and $8.2 million in 2002. As of December 31, 2004, we had an accumulated deficit of $73.5 million. We commenced full commercial sales of the SilverHawk in January 2004, and our short commercialization experience makes it difficult for us to predict future performance. Our failure to accurately predict financial performance may lead to volatility in our stock price.

Our cost of revenue was 63% of our net revenue in 2004 and 174% in 2003. We expect to continue to have high costs of revenue for the immediate future. In addition, we expect our operating expenses will increase as we expand our business to meet anticipated growing demand for the SilverHawk and devote resources to our sales and marketing and research and development activities. If over the long-term we are unable to reduce our cost of producing goods and expenses relative to our net revenue, we may not achieve profitability even if we are able to generate significant revenue from sales of the SilverHawk. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock.

We depend on a single product, the SilverHawk, which we only recently introduced in the United States. If the SilverHawk fails to gain or loses market acceptance, our business will suffer.

The SilverHawk is our only product, and we are wholly dependent on it. We expect that sales of the SilverHawk in the United States will account for substantially all of our revenue for the foreseeable future. Because of its recent commercial introduction, the SilverHawk has limited product and brand recognition. We do not know if the SilverHawk will be successful over the long term. Market acceptance of the SilverHawk may be hindered if physicians are not presented with compelling data from long-term studies of the safety and efficacy of the SilverHawk compared against alternative procedures, such as angioplasty, stenting or bypass grafting. We have no current plans to conduct such comparative studies. In addition, demand for the SilverHawk may decline or may not increase as quickly as we expect. Failure of the SilverHawk to significantly penetrate current or new markets would negatively impact our business, financial condition and results of operations.

We have no long-term data regarding the safety and efficacy of the SilverHawk. Any long-term data that is generated may not be positive or consistent with our limited short-term data, which would affect the rate at which our device is adopted.

The SilverHawk is a novel product, and our success depends on its acceptance by the medical community as safe and effective. Important factors upon which the efficacy of the SilverHawk will be measured are long-term data on the rate of restenosis, or plaque regrowth following our procedure, and the corresponding duration of patency, or openness of the artery. Because our technology is relatively new in the treatment of PAD, to date there have been four single-center, clinical experiences with limited patient populations that have measured restenosis and patency rates up to six months following treatment. There has been one single-center study measuring patency rates one year following treatment. None of these studies were conducted by us. We have not conducted, and do not have any current plans to conduct, studies designed to measure restenosis rates or patency rates after treatment with the SilverHawk. If we decide to conduct such studies in the future, they will be expensive and time consuming. Our TALON registry may produce limited subset data regarding restenosis and patency rates, but such an evaluation is not mandated by the registry protocol. Another important factor that physicians will consider is the rate of reintervention, or retreatment, following the SilverHawk procedure. Our TALON registry is designed to gather reintervention data, but we cannot provide any assurance that the data collected will be compelling to the medical community, because it may not be scientifically meaningful and may not demonstrate that the SilverHawk is an attractive procedure when compared against data from alternative procedures. In addition, the long-term effects of the SilverHawk procedure are not known. We expect one-year reintervention data from a subset of the TALON registry to be available during the second quarter of 2005.

The results of short-term clinical experience of the SilverHawk do not necessarily predict long-term clinical benefit. Restenosis rates usually increase over time, and typically one-year restenosis rates are substantially higher than six-month results. We believe that physicians will compare the rates of long-term restenosis and reintervention for the SilverHawk procedure against alternative procedures, such as angioplasty, stenting and bypass grafting. If the long-term rates of restenosis and reintervention do not meet physicians' expectations, the SilverHawk may not become widely adopted and physicians may recommend alternative treatments for their patients. Other significant factors that physicians will consider include acute safety data on complications that occur during the SilverHawk procedure. If the results obtained from our TALON registry or any clinical studies or clinical or commercial experience indicate that the SilverHawk is not as safe or effective as other treatment options or as current short-term data would suggest, adoption of our product may suffer and our business would be harmed.

Even if we believe the data collected from clinical studies or clinical experience indicate positive results, each physician's actual experience with our device will vary. Clinical studies conducted with the SilverHawk, as well as clinical experience recorded in the TALON registry, have involved procedures performed by physicians who are technically-proficient and high-volume users of the SilverHawk. Consequently, both short and long-term results reported in these studies and the TALON registry may be significantly more favorable than typical results of practicing physicians, which could negatively impact rates of adoption of the SilverHawk.

Our ability to market the SilverHawk in the United States is limited to use in peripheral vessels, and if we want to expand our marketing claims, we will need to file for additional FDA clearances or approvals and conduct further clinical trials, which would be expensive and time-consuming and may not be successful.

We have FDA clearance in the United States for treatment of atherosclerosis in the peripheral vasculature. This general clearance restricts our ability to market or advertise the SilverHawk for any specific indication within the peripheral arteries, which limits our ability to market the SilverHawk and could affect our growth. Off-label use of the SilverHawk outside the peripheral vasculature, in coronary and carotid arteries, has occurred and is likely to continue. In addition, off-label use for treatment of in-stent restenosis has occurred and is likely to continue. While off-label uses of medical devices are common and FDA does not regulate physicians' choice of treatments, FDA does restrict a manufacturer's communications regarding such off-label use. We may not actively promote or advertise the SilverHawk for off-label uses. In addition, we cannot make comparative claims regarding the use of the SilverHawk against any alternative treatments without conducting head-to-head comparative clinical studies, which would be expensive and time consuming. We do not have any current plans to conduct clinical studies in the near future to evaluate the SilverHawk against any alternative method of treatment. If our promotional activities fail to comply with FDA's regulations or guidelines, we may be subject to FDA warnings or enforcement action.

If we want to market the SilverHawk in the United States for use in coronary or carotid arteries, we will need to conduct further clinical trials and obtain premarket approval from FDA. We previously began a clinical trial in support of FDA approval for use of the SilverHawk in the coronary arteries. Based on 172 patients treated in this trial, we experienced 37 serious adverse events in treating 28 patients, including 10 perforations, two cases of emergency bypass surgery, three cases of stroke, 14 cases of heart attack and eight patient deaths. We voluntarily halted enrollment so that we could incorporate safety and design improvements into our coronary product. We believe that these serious adverse events resulted from a number of factors, including the patients' overall poor health, the complexity of treating the bifurcated lesions called for under the trial protocol, and the application of our device in the coronary arteries, which are extremely small and constantly move as the heart beats. FDA may require that we resubmit an application for an Investigational Device Exemption, or IDE, before we can recommence our coronary clinical trial. Such a resubmission could add significant time to the regulatory approval process for the use of the SilverHawk in coronary arteries. If FDA approves our IDE and we recommence a coronary clinical trial with our redesigned product, we do not know whether that trial will be successful. Even if we believe a clinical trial demonstrates promising safety and efficacy data, such results may not be sufficient to obtain FDA approval. Without conducting and successfully completing further clinical studies, our ability to market the SilverHawk will be limited and our revenue expectations may not be realized.

Our future growth depends on physician adoption of the SilverHawk, which requires physicians to change their screening and referral practices.

We believe that we must educate physicians to change their screening and referral practices. For example, although there is a significant correlation between PAD and coronary artery disease, many physicians do not routinely screen for PAD while screening for coronary artery disease. We target our sales efforts to interventional cardiologists and vascular surgeons because they are often the primary care physicians diagnosing and treating both coronary artery disease and PAD. However, the initial point of contact for many patients may be general practitioners, podiatrists, nephrologists or endocrinologists, each of whom commonly treats patients experiencing complications resulting from PAD. If we do not educate referring physicians about PAD in general and the existence of the SilverHawk in particular, they may not refer patients to interventional cardiologists, vascular surgeons or interventional radiologists for the SilverHawk procedure, and those patients may instead be surgically treated or treated with an alternative interventional procedure. If we are not successful in educating physicians about screening for PAD or about referral opportunities, our ability to increase our revenue may be impaired.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

The growth that we have experienced, and in the future may experience, provides challenges to our organization, requiring us to rapidly expand our sales personnel and manufacturing operations. Our sales force has increased from 15 direct sales representatives on December 31, 2003 to 69 on December 31, 2004, and we expect to continue to grow our sales force. We are currently in the process of expanding our manufacturing operations significantly. Rapid expansion in personnel means that less experienced people may be producing and selling our product, which could result in unanticipated costs and disruptions to our operations. If we cannot scale and manage our business appropriately, our anticipated growth may be impaired and our financial results will suffer.

We have limited experience manufacturing the SilverHawk in commercial quantities, which could adversely impact our business.

Because we have only limited experience in manufacturing the SilverHawk in commercial quantities, we may encounter unforeseen situations that would result in delays or shortfalls. For example, in June 2004, we initiated a voluntary recall of two lots of the SilverHawk due to the possibility of improper sterilization at one of two approved sterilization facilities. We may encounter difficulties and delays in manufacturing the SilverHawk for the following additional reasons:

- we are in the process of significantly expanding our manufacturing operations, and our production processes may have to change to accommodate this growth;
- key components of the SilverHawk are currently provided by a single supplier or limited number of suppliers, and we do not maintain large inventory levels of these components;
- we may experience a delay in obtaining validation for our new controlled-environment room at our new manufacturing facility;
- we have limited experience manufacturing the SilverHawk in compliance with FDA's Quality System Regulation; and
- to increase our manufacturing output significantly, we will have to attract and retain qualified employees, who are in short supply, for the assembly and testing operations.

If we are unable to keep up with demand for the SilverHawk, our revenue could be impaired, market acceptance for the SilverHawk could be adversely affected, and our customers might instead purchase our competitors' products. Our inability to successfully manufacture the SilverHawk would have a material adverse effect on our revenue.

We depend on third-party vendors in our manufacturing operations, making us vulnerable to supply shortages and price fluctuations that could harm our business.

We currently rely on third-party vendors for the manufacture of most of the components used in the SilverHawk. Our reliance on these vendors subjects us to a number of risks that could impact our ability to manufacture our product and harm our business, including:

- interruption of supply resulting from modifications to, or discontinuation of, a supplier's operations;
- delays in product shipments resulting from uncorrected defects, reliability issues or a supplier's variation in a component;
- price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers;
- inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

- difficulty identifying and qualifying alternative suppliers for components in a timely manner;
- production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; and
- delays in delivery by our suppliers due to changes in demand from us or their other customers.

Any significant delay or interruption in the supply of components, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and harm our business.

We depend on single and limited source suppliers for some of the SilverHawk components, and if any of those suppliers are unable or unwilling to produce these components or supply them in the quantities that we need, we would experience manufacturing delays as a result.

We rely on single and limited source suppliers for several of our components. For example, we rely on one vendor for our torque shaft, one vendor for our cutting blade motor, and one vendor for our flex circuit. In addition, we rely on two vendors for our catheter tip housing and three vendors for our carbide cutting blade. These components are critical to the SilverHawk, and there are relatively few, or in some cases no, alternative sources of supply for them. We do not carry a significant inventory of these components. Identifying and qualifying additional or replacement suppliers for any of the components used in the SilverHawk, if required, may not be accomplished quickly or at all and could involve significant additional costs. Any supply interruption from our vendors or failure to obtain additional vendors for any of the components used to manufacture the SilverHawk would limit our ability to manufacture our product and could therefore have a material adverse effect on our business, financial condition and results of operations.

The use, misuse or off-label use of the SilverHawk may result in injuries that lead to product liability suits, which could be costly to our business.

We neither provide training for physicians nor require that physicians be trained in the use of the SilverHawk by a third party because we market primarily to physicians who are skilled in the interventional techniques required to use our device. Although the SilverHawk is cleared by FDA for the treatment of atherosclerosis in the peripheral vasculature, we have indicated through our marketing efforts that certain treatment locations, such as arteries below the knee or above the leg, are not suited for physicians with limited experience using the device. There may be increased risk of injury if such physicians attempt SilverHawk procedures in peripheral arteries in these areas of the body. Not requiring training specific to the use of our device in various parts of the body may expose us to greater risk of product liability if injuries occur during the SilverHawk procedure. If demand for the SilverHawk continues to grow, less skilled surgeons will likely use the device, potentially leading to more injury and an increased risk of product liability.

The use or misuse of the SilverHawk in the peripheral and coronary arteries has in the past resulted, and may in the future result, in complications, including damage to the treated artery, internal bleeding, limb loss and death, potentially leading to a product liability claim. The SilverHawk is not FDA-cleared or approved for treatment of carotid arteries, which are arteries leading to the brain, coronary arteries, or in-stent restenosis in the United States. Our sales force does not promote the product for off-label uses, and our U.S. instructions for use specify that the SilverHawk is not intended for use in the coronary arteries or carotid arteries. However, we cannot prevent a physician from using the SilverHawk for these off-label applications. The application of the SilverHawk to coronary arteries, as opposed to peripheral arteries, is more likely to result in complications that have serious consequences. For example, if excised plaque were not captured properly in our device, it could be carried by the bloodstream to a narrower location, blocking a coronary artery, leading to a heart attack, or blocking an artery to the brain, leading to a stroke. We have had three reported incidents of stroke in our halted coronary trial, which may have been caused by excised arterial plaque entering the bloodstream. We continue to sell in the European Union a version of the SilverHawk for use in the coronary arteries that does not incorporate some modifications and product enhancements we have made in later generations of our peripheral device, including an improved catheter shaft that may allow for more precise and stable rotational positioning, a marker that may allow for improved placement of the catheter and cutting blade, and an improved handle and interface designed to provide the user with greater control. We are currently in the process of incorporating these design improvements into the European version of the SilverHawk used in coronary arteries. Until these improvements are available in the European version of the SilverHawk, there could be greater risk of injury with that product. If the SilverHawk is defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management's attention from our core business, be expensive to defend and result in sizable damage awards against us.

We compete against companies that have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or improved operating results.

We compete against very large and well-known stent and angioplasty device manufacturers, including Abbott Laboratories, Boston Scientific, Cook, Guidant, Johnson & Johnson and Medtronic. We also compete against smaller manufacturers, including, among others: Cryovascular, a manufacturer of angioplasty devices containing a cooling mechanism; ev3, a manufacturer of peripheral vascular stents; Spectranetics, a manufacturer of excimer lasers for the treatment of coronary artery disease and PAD; and Vascular Architects, a manufacturer of stents. There are also several other companies that provide products used by surgeons in peripheral bypass procedures. Other competitors include pharmaceutical companies that manufacture drugs for the treatment of mild to moderate PAD. Many of our competitors have significantly greater financial and human capital resources than we do and have established reputations, as well as worldwide distribution channels that are more effective than ours. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

Our ability to compete effectively depends on our ability to distinguish our company and the SilverHawk from our competitors and their products, and includes such factors as:

- the SilverHawk's ability to treat PAD safely and effectively;
- predictable clinical performance;
- ease of use;
- price;
- adequate third-party reimbursement; and
- brand and name recognition.

Our competitors with greater financial resources could acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing product, which may cause our revenue to decline and would harm our business.

Our ability to compete also depends on our ability to innovate successfully. If our competitors can compete directly against us or demonstrate the safety and efficacy of other methods of treating PAD, our revenue may decline.

The market for medical devices is highly competitive, dynamic, and marked by rapid and substantial technological development and product innovations. There are few barriers that would prevent new entrants or existing competitors from developing products that compete directly with ours. Demand for the SilverHawk could be diminished by equivalent or superior products and technologies offered by competitors. For example, drug-eluting stents have been developed for treating coronary artery disease and have been rapidly adopted. Cook and Johnson & Johnson are each currently conducting clinical trials for the use of drug-eluting stents in the peripheral vasculature, which if successful may impact future SilverHawk sales. If we are unable to innovate successfully, the SilverHawk could become obsolete, and our revenue would decline as our customers purchase our competitors' products.

We may in the future be a party to patent litigation and administrative proceedings that could be costly and could interfere with our ability to sell the SilverHawk.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. We may become a party to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of these matters are both costly and time consuming. Additionally, we may need to commence proceedings against others to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.

An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or injunctions which would require us to seek licenses. In addition, if we are found to willfully infringe third-party patents, we could be required to pay treble damages in addition to other penalties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign the SilverHawk to avoid infringement. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling the SilverHawk, which would have a significant adverse impact on our business.

We are aware of patents held by Guidant that may be asserted against us in litigation that could be costly and could limit our ability to sell the SilverHawk.

We are aware of patent families related to catheter positioning and atherectomy, or plaque removal, owned or licensed by Guidant. With regard to atherectomy patents, one of our founders, Dr. John Simpson, founded a company prior to founding our company that developed an atherectomy device that is currently sold by Guidant, and he is a listed inventor on several patents covering that device. Those patents are now held by Guidant. Guidant's device is currently marketed and sold for use in coronary arteries. We are not currently aware of any claims Guidant has made or intends to make against us. Because of a doctrine known as "assignor estoppel," if any of Dr. Simpson's earlier patents are asserted against us by Guidant, we may be prevented from asserting an invalidity defense regarding those patents, and our defense may be compromised. Guidant has significantly greater financial resources than we do to pursue patent litigation and can assert these patent families against us at any time. Adverse determinations in such litigation could prevent us from manufacturing or selling the SilverHawk, which would have a significant adverse impact on our business.

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

We rely on patents, trade secret laws and confidentiality agreements to protect our technology and products. Our pending patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we have obtained or will obtain in the future might be invalidated or circumvented by third parties. Should such challenges be successful, competitors might be able to market products and use manufacturing processes that are substantially similar to ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States. To the extent our intellectual property protection is incomplete, we are exposed to a greater risk of direct competition. In addition, competitors could purchase a SilverHawk device and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. If our intellectual property is not adequately protected against competitors' products and methods, our competitive position could be adversely affected, as could our business.

If we make acquisitions or divestitures, we could encounter difficulties that harm our business.

We may acquire companies, products or technologies that we believe to be complementary to the present or future direction of our business. If we engage in such acquisitions, we may have difficulty integrating the acquired personnel, financials, operations, products or technologies. Acquisitions may dilute our earnings per share, disrupt our ongoing business, distract our management and employees, increase our expenses, subject us to liabilities, and increase our risk of litigation which could harm our business. If we use cash to acquire companies, products or technologies, it may divert resources available for other purposes. If we use our common stock to acquire companies, products or technologies, it may substantially dilute the percentage of the company held by stockholders who own securities prior to the acquisition.

If we fail to obtain and maintain necessary regulatory clearances or approvals for the SilverHawk, or if clearances or approvals for future products and indications are delayed or not issued, our commercial operations would be harmed.

The SilverHawk is a medical device that is subject to extensive regulation by FDA in the United States and by regulatory agencies in other countries where we do business. Government regulations specific to medical devices are wide-ranging and govern, among other things:

- product design, development and manufacture;
- product safety, testing, labeling and storage;
- premarketing clearance or approval;
- record keeping procedures;
- product marketing, sales and distribution; and
- post-marketing surveillance, reporting of deaths or serious injuries and medical device reporting.

Before a new medical device or a new use of, or claim for, an existing product can be marketed in the United States, a company must first apply for and receive either 510(k) clearance or premarketing approval from FDA, unless an exemption applies. Either process can be expensive, lengthy and unpredictable. Although we have obtained 510(k) clearance to market the SilverHawk for treatment of atherosclerosis in the peripheral vasculature, our clearance can be revoked if safety or efficacy problems develop. We voluntarily suspended our U.S. clinical trial for the use of the SilverHawk in coronary arteries. To market the SilverHawk in the United States for this use, we must successfully complete a clinical trial, submit a premarket approval application to FDA and obtain premarket approval. Therefore, even if we believe we have successfully developed the SilverHawk for use in the coronary arteries, we may not be permitted to market our device for this indication in the United States for a number of years, if at all. Delays in obtaining approval could adversely affect our future growth.

We are also subject to medical device reporting regulations that require us to report to FDA if our product causes or contributes to a death or serious injury or malfunctions. As of December 31, 2004, FDA had received eighteen reports of major complications during SilverHawk procedures, which complications included two deaths with no device implications, three stent and device interactions requiring surgery, four stent and device interactions requiring intervention, five tip detachments requiring intervention, one tip delamination, one tip detachment requiring surgical retrieval, one perforation treated interventionally, and one iliac perforation repaired surgically. The identification or increased frequency of serious safety risks could result in product recall or withdrawal of our clearance or approval.

FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by FDA or state agencies, which may include any of the following sanctions:

- warning letters, fines, injunctions, consent decrees and civil penalties;
- repair, replacement, refunds, recall or seizure of our products;
- operating restrictions, partial suspension or total shutdown of production;
- refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;
- withdrawing 510(k) clearance or premarket approvals that have already been granted; and
- criminal prosecution.

If any of these events were to occur, our business and financial condition would be harmed.

Modifications to the SilverHawk may require new 510(k) clearances or premarket approvals or may require us to recall or cease marketing the SilverHawk until clearances are obtained.

Modifications to the SilverHawk may require new 510(k) clearances or premarket approvals or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, FDA can review a manufacturer's decision. Any modification to an FDA-cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, the SilverHawk in a timely fashion, or at all. Delays in obtaining required future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. We have made modifications to the SilverHawk in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the SilverHawk as modified, which could harm our operating results and require us to redesign the SilverHawk. In these circumstances, we may be subject to significant enforcement actions.

If we or our suppliers fail to comply with FDA's Quality System Regulation, our manufacturing operations could be delayed and SilverHawk sales could suffer.

Our manufacturing processes and those of our suppliers are required to comply with FDA's Quality System Regulation, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of the SilverHawk. We are also subject to similar state requirements and licenses. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic inspections by governmental agencies, including FDA, state authorities and comparable agencies in other countries. We were recently inspected by FDA, and two minor observations were noted. We corrected the observations, and they were verified by FDA. If we fail a Quality System inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse Quality System inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our product and cause our revenue to decline.

The SilverHawk has been and may in the future be subject to product recalls that could harm our reputation.

FDA and similar governmental authorities in other countries have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. In June 2004, we initiated a voluntary recall of two lots of the SilverHawk due to the possibility of improper sterilization. Thirty-eight of 127 affected devices were used in procedures on patients. While no adverse events were reported 30 days after these procedures, we have been unable to determine whether the devices we recalled were contaminated or whether the laboratory that initially tested the recalled devices incorrectly concluded that the units were not sterile. We continue to use both the testing facility and sterilization facility involved in the recall. In October 2004, we received a formal closure notice from the FDA regarding the recall. Additional recalls of the SilverHawk would divert managerial and financial resources, harm our reputation with customers and have an adverse effect on our financial condition and results of operations. A recall announcement would negatively affect our stock price.

Changes in coverage and reimbursement for procedures using the SilverHawk could affect the adoption of the SilverHawk and our future revenue.

Currently, the SilverHawk procedure is typically reimbursed by third-party payors, including Medicare and private healthcare insurance companies, under existing atherectomy codes. These payors may adversely change their coverage and reimbursement policies, as well as payment amounts. Also, healthcare reform legislation or regulation may be proposed or enacted in the future, which may adversely affect such policies and amounts. We cannot predict whether and to what extent existing coverage and reimbursement will continue to be available. If physicians, hospitals and other providers are unable to obtain adequate coverage and reimbursement for the SilverHawk procedure, they are less likely to use it and our business would be adversely impacted.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

Our operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws, including the federal Anti-Kickback Statute, which prohibit any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. If our past or present operations, including our consulting arrangements with physicians who use our product, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

The expense and potential unavailability of insurance coverage for our company or our customers could adversely affect our ability to sell the SilverHawk, which would harm our business.

We may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and adversely affecting our financial condition and operating results.

Some of our customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operation and use of the SilverHawk. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using the SilverHawk and potential customers may opt against purchasing the SilverHawk due to the cost or inability to procure insurance coverage.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. Any of our officers and other key employees may terminate their employment at any time. The loss of any of our senior management team could harm our business. Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would harm our ability to compete effectively and grow our business. The announcement of the loss of one of our key employees could negatively affect our stock price.

Compliance with environmental laws and regulations could be expensive. Failure to comply with environmental laws and regulations could subject us to significant liability.

Our manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances. Our research and development and manufacturing operations produce biological waste materials, such as human and animal tissue, and waste solvents, such as isopropyl alcohol. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Compliance with these laws and regulations may be expensive and non-compliance could result in substantial liabilities. In addition, our manufacturing operations may result in the release, discharge, emission or disposal of hazardous substances that could cause us to incur substantial liabilities, including costs for investigation and remediation. Our leased Bay Road facility was formerly occupied by Rohm & Haas and Occidental Chemical Company and contains residual contamination in soil and groundwater from these past industrial operations. Rohm & Haas and Occidental Chemical Company previously performed soil remediation on the property under the supervision of the California Regional Water Quality Control Board. Rohm & Haas has indemnified the owner of the Bay Road facility and its tenants against costs associated with the residual contamination, but there can be no assurance that this indemnification will be adequate to cover the extent of the liability. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.

To market and sell the SilverHawk internationally, we depend on distributors, and they may not be successful.

For the year ended December 31, 2004, we derived approximately 1% of our net revenue from international sales. International sales as a percentage of net revenue may decrease in the near term as we focus our efforts on the sale of the SilverHawk in the United States. We currently depend on third-party distributors to sell the SilverHawk internationally, and if these distributors underperform, we may be unable to increase or maintain our level of international revenue. Over the long term, we intend to grow our business internationally, and to do so we will need to attract additional distributors to expand the territories in which we sell the SilverHawk. Distributors may not commit the necessary resources to market and sell the SilverHawk to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected long-term international revenue growth.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

Our directors, officers and principal stockholders each holding more than 5% of our common stock collectively will control approximately 50.0% of our outstanding common stock, assuming the exercise of all options held by such persons. As a result, these stockholders, if they act together, would be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws and Delaware law could discourage a takeover.

Our amended and restated certificate of incorporation and bylaws and Delaware law contain provisions that might enable our management to resist a takeover. These provisions include:

- a classified board of directors;
- advance notice requirements to stockholders for matters to be brought at stockholder meetings;
- a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws; and
- the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

The cost of public company compliance with the securities laws and regulations is substantial and recently enacted and proposed changes to these laws and regulations will further increase our general and administrative expenses.

The cost of complying with the reporting requirement under the Securities and Exchange Act of 1934 are substantial. In addition, the Sarbanes-Oxley Act of 2002 along with other recent and proposed rules from the SEC and Nasdaq have required further legal and financial compliance costs, and make some corporate actions more difficult. For example, compliance with the internal control requirements of Sarbanes-Oxley Section 404 will require the commitment of significant resources to document and review the adequacy of our internal controls. While we plan to expend significant resources in developing the required documentation and testing procedures required by Section 404, we can provide no assurance as to conclusions by our external auditors with respect to the effectiveness of our internal controls over financial reporting. If we are unable to comply with the requirements of Section 404, we will have to issue a report that our internal controls are not effective, which could cause the market price of our stock to decline.

In addition, the changes in securities laws and regulations may make it more difficult and more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments also could make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors, particularly with regard to our audit committee.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Our lock-up period is schedule to expire in the second quarter of 2005, which may increase the short-term volatility of our stock.

Our lock-up period, if not otherwise modified, is scheduled to expire on April 26, 2005. The underwriters involved in our initial public offering may decide to release early all or a portion of the securities that are otherwise subject to a 180-day lock-up period. If an earnings release is scheduled during the 16-day period following April 26, 2005, the lock-up period for most of the stockholders who held stock prior to our initial public offering, may be extended by the underwriters until 18 days following the date of an earnings release. The expiration of the lock-up period may result in near-term volatility in our stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to interest rate risk at December 31, 2004 is related primarily to our investment portfolio. Our investment portfolio includes fixed rate debt instruments of high quality US government and corporate issuers. A change in prevailing interest rates may cause the fair value of our investments to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing rate rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk, investments are generally held to maturity and the weighted average duration of our investments is 9 months or less. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

We have operated mainly in the United States, and 99%, 88% and 100% of our sales were made in U.S. dollars for the years ended December 31, 2004, 2003 and 2002, respectively. To date, we have not had any material exposure to foreign currency rate fluctuations.

FoxHollow Technologies, Inc.

BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 27,506	$ 2,637
Short-term investments	42,887	4,874
Accounts receivable, net of allowance for doubtful accounts of $324 in 2004 and $39 in 2003	7,666	866
Inventories, net	7,619	1,223
Deferred cost of revenue	10	78
Prepaid expenses and other current assets	1,081	215
Total current assets	86,769	9,893
Property and equipment, net	3,506	1,424
Other assets	561	99
Total assets	$ 90,836	$ 11,416
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 3,757	$ 1,559
Accrued liabilities	5,392	878
Deferred revenue	14	90
Total liabilities	9,163	2,527
Commitments and contingencies (Note 7)		
Convertible preferred stock: $0.001 par value; 5,000,000 shares authorized; Issued and outstanding: zero and 10,408,605 at December 31, 2004 and 2003, respectively	—	49,998
Stockholders' equity (deficit)		
Common stock: $0.001 par value; 50,000,000 shares authorized; Issued and outstanding: 22,259,586 and 609,095 shares at December 31, 2004 and 2003, respectively	22	1
Additional paid-in capital	169,389	6,183
Deferred stock-based compensation	(14,202)	(3,673)
Other comprehensive loss	(41)	—
Accumulated deficit	(73,495)	(43,620)
Total stockholders' equity (deficit)	81,673	(41,109)
Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$ 90,836	$ 11,416

The accompanying notes are an integral part of these financial statements.

FoxHollow Technologies, Inc.

STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended December 31,		
	2004	2003	2002
Net revenue	$ 38,552	$ 2,585	$ 12
Cost of revenue (1)	24,144	4,503	95
Gross profit (loss)	14,408	(1,918)	(83)
Operating expenses:			
Research and development (1)	6,191	5,785	6,570
Selling, general and administrative (1)	38,465	6,792	1,548
Total operating expenses	44,656	12,577	8,118
Loss from operations	(30,248)	(14,495)	(8,201)
Interest and other income	376	183	73
Interest and other expense	(3)	(35)	(78)
Net loss	(29,875)	(14,347)	(8,206)
Dividend related to beneficial conversion feature of convertible preferred stock	(15,977)	(24)	—
Net loss attributable to common stockholders	$ (45,852)	$ (14,371)	$ (8,206)
Net loss per common share:			
Basic and diluted	$ (10.52)	$ (24.69)	$ (15.00)
Weighted-average number of shares used in per common share calculations:			
Basic and diluted	4,359	582	547
(1) Includes the following stock-based compensation charges:			
Cost of revenue	$ 727	$ 95	$ —
Research and development	605	232	1
Selling, general and administrative	5,494	1,109	4
	$ 6,826	$ 1,436	$ 5

The accompanying notes are an integral part of these financial statements.

FoxHollow Technologies, Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount					
BALANCES AT DECEMBER 31, 2001	530,667	$ 1	$ 708	$ —	$ 6	$ (21,067)	$ (20,352)
Exercise of common stock options	40,595	—	42	—	—	—	42
Fair value of warrants issued	—	—	287	—	—	—	287
Stock-based compensation	—	—	5	—	—	—	5
Components of other comprehensive loss:							
Changes in unrealized gains (losses) on short-term investments	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	(8,206)	(8,206)
Comprehensive loss							(8,212)
BALANCES AT DECEMBER 31, 2002	571,262	1	1,042	—	—	(29,273)	(28,230)
Exercise of common stock options	37,833	—	32	—	—	—	32
Beneficial conversion feature related to issuance of Series D convertible preferred stock	—	—	24	—	—	—	24
Deemed dividend related to beneficial conversion feature related to issuance of Series D convertible preferred stock	—	—	(24)	—	—	—	(24)
Deferred stock-based compensation	—	—	4,662	(4,662)	—	—	—
Stock-based compensation	—	—	447	—	—	—	447
Amortization of deferred stock-based compensation	—	—	—	989	—	—	989
Components of other comprehensive loss:							
Net loss	—	—	—	—	—	(14,347)	(14,347)
Comprehensive loss							(14,347)
BALANCES AT DECEMBER 31, 2003	609,095	1	6,183	(3,673)	—	(43,620)	(41,109)
Exercise of common stock options	733,533	1	361	—	—	—	362
Beneficial conversion feature related to issuance of Series E convertible preferred stock	—	—	15,977	—	—	—	15,977
Deemed dividend related to beneficial conversion feature related to issuance of Series E convertible preferred stock	—	—	(15,977)	—	—	—	(15,977)
Deferred stock-based compensation in connection with a deemed dividend related to the issuance of Series E convertible restricted preferred stock	—	—	766	(766)	—	—	—
Deferred stock-based compensation	—	—	15,063	(15,063)	—	—	—
Stock-based compensation	—	—	1,818	—	—	—	1,818
Amortization of deferred stock-based compensation in connection with a deemed dividend related to the issuance of Series E convertible restricted preferred stock	—	—	—	756	—	—	756
Reversal of deferred stock-based compensation in connection with a deemed dividend related to the issuance of Series E convertible restricted preferred stock	—	—	(9)	9	—	—	—
Amortization of deferred stock-based compensation	—	—	—	4,252	—	—	4,252
Reversal of deferred stock-based compensation due to option cancellations	—	—	(283)	283	—	—	—
Common stock issued in connection with initial public offering	5,175,000	5	65,734	—	—	—	65,739
Conversion of convertible preferred stock	15,557,097	15	79,499	—	—	—	79,514
Exercise of warrants	184,861	—	257	—	—	—	257
Components of other comprehensive loss:							
Changes in unrealized gains (losses) on short-term investments	—	—	—	—	(41)	—	(41)
Net loss	—	—	—	—	—	(29,875)	(29,875)
Comprehensive loss							(29,916)
BALANCES AT DECEMBER 31, 2004	22,259,586	$ 22	$ 169,389	$ (14,202)	$ (41)	$ (73,495)	$ 81,673

The accompanying notes are an integral part of these financial statements.

FoxHollow Technologies, Inc.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (29,875)	$ (14,347)	$ (8,206)
Adjustments to reconcile net loss to net cash used in operating activities:			
Interest expense related to warrants and accrued interest converted into convertible preferred stock	—	17	44
Loss on disposal of property and equipment	—	3	—
Allowance for doubtful accounts	285	39	—
Depreciation and amortization	1,354	585	488
Amortization of deferred stock-based compensation	5,008	989	—
Stock-based compensation expense	1,818	447	5
Provision for excess and obsolete inventories	826	142	—
Changes in operating assets and liabilities:			
Accounts receivable	(7,085)	(893)	(12)
Inventories	(7,222)	(1,303)	(62)
Deferred cost of revenue	68	(78)	—
Prepaid expenses and other current assets	(866)	(106)	(14)
Other assets	(462)	(9)	(90)
Accounts payable	2,198	1,139	124
Accrued liabilities	3,837	768	66
Deferred revenue	(76)	90	—
Net cash used in operating activities	(30,192)	(12,517)	(7,657)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of property and equipment	(3,436)	(1,383)	(389)
Sales or maturities of short-term investments	19,467	18,277	4,181
Purchases of short-term investments	(57,521)	(11,783)	(256)
Net cash provided by (used in) investing activities	(41,490)	5,111	3,536
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of notes payable	—	—	(182)
Proceeds from convertible promissory notes	—	—	2,514
Proceeds from initial public offering, net	65,739	—	—
Proceeds from issuance of convertible preferred stock, net	29,532	8,925	—
Repurchase of convertible preferred stock	(17)	—	—
Proceeds from exercise of options to purchase common stock	1,050	32	42
Repurchase of common stock	(10)	—	—
Exercises of warrants	257	—	—
Net cash provided by financing activities	96,551	8,957	2,374
Net increase (decrease) in cash and cash equivalents	24,869	1,551	(1,747)
Cash and cash equivalents, beginning of period	2,637	1,086	2,833
Cash and cash equivalents, end of period	$ 27,506	$ 2,637	$ 1,086
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION:			
Cash paid during the period for interest	$ —	$ —	$ 5
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Preferred stock converted to common upon initial public offering	$ 79,514	$ —	$ —
Issuance of convertible preferred stock in exchange for marketable securities	—	11,369	—
Changes in net unrealized gains on short-term investments	(41)	—	(6)
Deferred stock-based compensation	15,537	4,662	—
Issuance of warrants	—	—	287
Conversion of promissory notes and accrued interest into convertible preferred stock	—	2,331	—
Dividend related to beneficial conversion feature of convertible preferred stock	15,977	24	—

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—THE COMPANY:

FoxHollow Technologies, Inc. (the "Company") designs, develops, manufactures and sells medical devices primarily for the treatment of peripheral artery disease ("PAD"). PAD results from the accumulation of plaque in the arteries. The Company sells the SilverHawk Plaque Excision System ("SilverHawk"), a minimally-invasive single-use catheter system designed for removal of plaque from arteries. Plaque removal re-opens previously narrowed arteries, allowing increased blood flow to tissue and organs. In June 2003, the U.S. Food and Drug Administration ("FDA") granted 510(k) clearance to market the SilverHawk for treatment of atherosclerosis in the peripheral vasculature. The Company was incorporated in the state of Delaware on September 24, 1996. The Company exited the development stage during 2003.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2004 and 2003, the Company's cash and cash equivalents were held in financial institutions in the United States and consist of deposits in money market funds and U.S. government securities, which were unrestricted as to withdrawal or use.

RESTRICTED CASH

At December 31, 2004 and 2003, restricted cash of $561,000 and $35,000, respectively, represent certificates of deposit held with financial institutions as security deposits for the Company's corporate credit card and building lease. These balances are included in other assets.

SHORT-TERM INVESTMENTS

The Company classifies all short-term investments as "available-for-sale." Such short-term investments are recorded at fair value and unrealized gains and losses are recorded as a separate component of stockholders' equity (deficit) until realized. Realized gains and losses on the sale of all such securities are reported in net loss, computed using the specific identification cost method. The Company places its short-term investments primarily in U.S. Government securities, corporate bonds and commercial paper. Unrealized gains and losses on such investments are reported as a separate component of stockholders' equity (deficit).

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, including cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

CONCENTRATION OF CREDIT RISK AND OTHER RISKS AND UNCERTAINTIES

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. The Company's cash and cash equivalents and short-term investments are maintained with two major financial institutions in the United States. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits. Management believes that the Company's investments in cash and cash equivalents and short-term investments are financially sound and have minimal credit risk.

Prior to the receipt of FDA clearance in June 2003, the Company derived all of its revenue and related accounts receivable balances from sales to the Company's international distributors. No customer accounted for more than 10% of the Company's net revenue for the year ended December 31, 2004. For the year ended December 31, 2003, Distributor A accounted for 13% of the Company's net revenue. For the year ended December 31, 2002, Distributor B accounted for 100% of the Company's net revenue. At December 31, 2004 and 2003, no customer accounted for more than 10% of the Company's accounts receivable.

The Company's products require clearances from the FDA and international regulatory agencies prior to commercialized sales. The SilverHawk has received FDA clearance for treatment of atherosclerosis in the peripheral vasculature. There can be no assurance that the Company's future products will receive required clearances. If the Company was denied such clearances or such clearances were delayed, it could have a materially adverse impact on the Company.

The Company relies on sole-source suppliers to manufacture some of the components used in its product. The Company's manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the FDA's Quality System Regulation, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet demand.

INVENTORIES

Inventories are stated at the lower of cost or market, cost being determined on a standard cost basis (which approximates actual cost on a first-in, first-out basis) and market being determined as the lower of replacement cost or net realizable value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which are generally two to three years for all property and equipment categories. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in the statement of operations.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with the provisions of Statement of Financial Accounting Standards Board ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets. Through December 31, 2004, there have been no such impairments.

COMPREHENSIVE LOSS

Comprehensive income (loss) generally represents all changes in stockholders' equity (deficit) except those resulting from investments or contributions by stockholders. The Company's unrealized gain (loss) on short-term investments represents the only component of other comprehensive loss that is excluded from the Company's net loss and has been reflected in the statement of stockholders' equity (deficit).

REVENUE RECOGNITION

Revenue from product sales to direct customers is recognized when the title and risk of ownership has been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, remaining obligations are insignificant and collectibility is reasonably assured. The Company's product consists of two primary components sold as one device: a low profile catheter connected to a battery driven control unit, both of which are disposable. There are no multiple elements to the Company's revenue arrangements. Transfer of title and risk of ownership generally occurs when the product is shipped to the customer or when the customer receives the product, depending on the nature of the arrangement. The Company does not offer any rights of return for product sales to direct and indirect customers.

In 2002 and 2003, the Company entered into agreements with three distributors in Europe. Recognition of revenue and related cost of revenue from product sales to the Company's European distributors is deferred until the product is sold from the distributors to their end customers. This revenue and related cost of revenue is deferred as a result of certain rights of returns related to product upgrades or contract termination clauses provided in the Company's agreements with these distributors and the lack of sufficient historical basis from which to estimate sales return rates.

In 2002, the Company entered into an agreement with a distributor in Europe to sell the Company's product to its market under a consignment sales arrangement. Under the terms of this agreement, the distributor sells the Company's product to end customers and reports sales of these products to the Company at the end of each period at which time the Company recognizes revenue on these sales.

WARRANTIES

The Company maintains a warranty allowance for the estimated amount of repairs or replacement cost of all products which are found to be defective. Provisions for warranty are provided for in the same period that the related product sales are recorded. The amount of allowance is based upon analyses of historical repairs and replacements, known improvements in design and changes in reliability. Although the Company believes it has the ability to reasonably estimate warranty expenses, unforeseeable changes in factors impacting the estimate for warranty could occur and such changes could cause a material change in the Company's warranty accrual estimate. Such a change would be recorded in the period in which the change was identified. Changes in the Company's warranty liability during the fiscal years ended December 31, 2004 and December 31, 2003 were as follows (in thousands):

	Years Ended December 31,	
	2004	2003
Balance at the beginning of the year	$ 52	$ —
Accruals and charges for warranty for the year	1,063	367
Cost of repairs and replacements	(908)	(315)
Balance at the end of the year	$ 207	$ 52

RESEARCH AND DEVELOPMENT EXPENDITURES

Costs related to research, design and development of products are charged to research and development expense as incurred.

ADVERTISING COSTS

Advertising costs are included in selling, general and administrative expenses and are expensed as incurred. Advertising expense was $556,000, $113,000 and $103,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

INCOME TAXES

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

SEGMENTS

The Company operates in one segment. Management uses one measurement of profitability and does not segregate its business for internal reporting. All long-lived assets are maintained in the United States.

NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of vested common shares outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants and convertible preferred stock. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Numerator:			
Net loss	$ (29,875)	$ (14,347)	$ (8,206)
Dividend related to beneficial conversion feature of convertible preferred stock	(15,977)	(24)	—
Net loss attributable to common stockholders	$ (45,852)	$ (14,371)	$ (8,206)
Denominator:			
Weighted-average common shares outstanding	4,709	582	547
Less: Weighted-average unvested common shares subject to repurchase	(350)	—	—
Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	4,359	582	547

The following outstanding options, convertible preferred stock, restricted preferred stock, warrants and common stock subject to repurchase were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Convertible preferred stock	—	10,409	2,846
Options to purchase common stock	4,201	2,396	583
Warrants to purchase convertible preferred stock	—	336	336
	4,201	13,141	3,765

STOCK-BASED COMPENSATION

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and its interpretations and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of the grant between the fair value of the Company's stock and the exercise price. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation arrangements (in thousands, except per share data):

	Years Ended December 31,		
	2004	2003	2002
Net loss attributable to common stockholders, as reported	$ (45,852)	$ (14,371)	$ (8,206)
Add: Employee stock-based compensation included in reported net loss	4,252	989	—
Deduct: Employee total stock-based compensation determined under fair value method	(4,254)	(1,042)	(48)
Pro forma net loss attributable to common stockholders	$ (45,854)	$ (14,424)	$ (8,254)
Net loss attributable to common stockholders per common share, basic and diluted:			
As reported	$ (10.52)	$ (24.69)	$ (15.00)
Pro forma	$ (10.52)	$ (24.78)	$ (15.09)

The above pro forma effects on net loss may not be representative of the effects on future results as options granted typically vest over several years and additional grants are expected to be made in future years.

Prior to the Company's initial public offering, the fair value for each option grant was determined using the minimum value method. No dividend yield was assumed as the Company has not paid dividends and has no intentions to do so. In accordance with the provisions of SFAS No. 123, the fair value of each option is estimated using the following assumptions:

	Years Ended December 31,		
	2004	2003	2002
Weighted-average risk-free interest rate	3.36%	2.59%	3.74%
Expected life (in years)	4	4	4
Dividend yield	—	—	—
Volatility	75%	0%	0%

The grant date weighted-average fair value per share of options granted during the years ended December 31, 2004, 2003 and 2002 was $8.38, $2.96 and $0.12, respectively.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, *"Accounting for Equity Instruments that Are Issued to other Than Employees for Acquiring, or in conjunction with Selling Goods, or Services,"* which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period, on a straight-line basis.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" (revised 2004), ("SFAS No. 123(R)"). SFAS No. 123(R) would require companies to measure all stock-based compensation awards using a fair value method and record such expense in the financial statements, including grants of employee stock options. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective for public companies for interim and annual periods beginning after June 15, 2005. The Company is in the process of assessing the impact of adopting this new standard.

NOTE 3—SHORT-TERM INVESTMENTS:

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
		(in thousands)		
AT DECEMBER 31, 2004				
US Government securities (maturities less than one year)	$ 32,306	$ 1	$ (21)	$ 32,286
Corporate bonds (maturities less than one year)	10,622	7	(28)	10,601
Total	$ 42,928	$ 8	$ (49)	$ 42,887
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
AT DECEMBER 31, 2003				
Corporate bonds (maturities less than one year)	$ 4,874	$ —	$ —	$ 4,874

The Company has not experienced any significant realized gains or losses on its investments in the periods presented in the statements of operations.

NOTE 4—BALANCE SHEET DETAIL:

INVENTORIES

Inventories consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Raw materials	$ 5,242	$ 779
Work in process	1,755	349
Finished goods	1,590	237
Reserves	(968)	(142)
	$ 7,619	$ 1,223

PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following (in thousands):

	December 31, 2004	December 31, 2003
Computer equipment	$ 1,846	$ 712
Machinery and equipment	3,365	1,998
Office furniture and fixtures	652	405
Leasehold improvements	1,431	755
	7,294	3,870
Less: Accumulated depreciation and amortization	(3,788)	(2,446)
	$ 3,506	$ 1,424

ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Salaries and related expense	$ 3,682	$ 789
Employee stock purchase plan withholding	280	—
Accrued warranty	207	52
Proceeds received on issuance of restricted common stock	677	—
Deferred rent	324	—
Accrued sales and use tax	222	37
	$ 5,392	$ 878

NOTE 5—INCOME TAXES:

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows (in thousands):

	December 31,	
	2004	2003
DEFERRED TAX ASSETS:		
Net operating loss carryforwards	$ 18,737	$ 10,297
Research and development tax credit carryforwards	1,705	1,245
Intangibles	392	700
Accruals and other	1,318	896
Total deferred tax asset	22,152	$ 13,138
Valuation allowance	(22,152)	(13,138)
NET DEFERRED TAX ASSET	$ —	$ —

As of December 31, 2004, the Company had net operating loss carryforwards of approximately $47.2 million and $46.0 million available to reduce future taxable income, if any, for Federal and California state income tax purposes, respectively. The net operating loss carryforwards begin to expire between 2011 and 2006 for Federal and California purposes, respectively, and fully expire in 2024 and 2014, respectively.

The Company also had federal and state research and development credit carryforwards of approximately $1.0 million and $0.9 million, respectively, at December 31, 2004. The federal credits will expire starting in 2024 if not utilized.

Utilization of the net operating loss carryforward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization.

NOTE 6—BORROWINGS:

NOTES PAYABLE

The Company maintained a line of credit for purchases of equipment, tenant improvements and working capital. Prior to the line's expiration, on June 30, 1999 the Company had drawn down a total of $1.1 million. All borrowings under the financing agreement were collateralized by the Company's assets. The balance was repayable in 36 monthly payments, which comprised principle and interest. All borrowings bore interest at the prime rate plus 0.5%. The payments began July 1, 1999 and ended on June 1, 2002.

CONVERTIBLE PROMISSORY NOTES

In November 2002, the Company entered into convertible promissory note agreements with detachable warrants to purchase shares of Series D convertible preferred stock (See Note 9) with the Company's founder and other investors for an aggregate amount of $2.5 million. The convertible promissory notes accrued interest at 8.0% per annum. In January 2003, the outstanding notes and accrued interest of $43,000 were converted into 840,360 shares of Series D convertible preferred stock.

NOTE 7—COMMITMENTS AND CONTINGENCIES:

LEASES

The Company is based in Redwood City, California and leases two facilities. The Company leases its Saginaw Drive facility under an operating sublease agreement which expires December 31, 2005. In addition to monthly base rent, the Company is subject to utility and maintenance fees. In May 2004, the Company entered into a noncancelable operating lease for its Bay Road facility that expires on August 31, 2011. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight line basis over the lease period and has deferred the rent expense paid but not incurred. In December 2004, in conjunction with the facility lease, the Company issued a standby letter of credit which is collateralized by a certificate of deposit in the amount of $531,000, which is classified as other long term assets. The aggregate future minimum rental payments required under the noncancelable operating leases as of December 31, 2004 are as follows (in thousands):

Years Ending December 31,	
2005	$ 905
2006	781
2007	817
2008	854
2009	890
Thereafter	1,561
Future minimum rental payments	$ 5,808

Rent expense was $979,000, $540,000 and $341,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

ROYALTY OBLIGATIONS

In 1999, the Company entered into a license agreement that requires minimum quarterly royalty payments to the licensor. Under the terms of the agreement, as amended in May 2002, the Company is required to make minimum annual payments of $80,000, $40,000 and $20,000 in equal quarterly installments for the years ended December 31, 2005, 2004 and 2003, respectively. For the calendar year commencing January 1, 2006, and each year thereafter, the quarterly calendar year minimum royalty shall be the prior year's minimum royalty adjusted by a percentage equal to the percentage change in the "Consumer Price Index for All Urban Consumers" for the prior calendar year as reported by the U.S. Department of Labor. Unless terminated earlier, the term of the license agreement shall continue until the expiration of the last to expire patent that covers that licensed product in such country or for the period of fifteen years following the first bona fide commercial sales of such licensed product in such country, whichever is longer.

INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company's exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations, and accordingly, the Company has not accrued any amounts for such indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

CONTINGENCIES

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management is not currently aware of any matters that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE 8—INITIAL PUBLIC OFFERING:

On October 28, 2004, the Company completed an initial public offering of 4.5 million shares of its common stock. Additionally, on October 29, 2004, the underwriters exercised their over-allotment option of 675,000 shares. Proceeds from the offering after deducting underwriting discounts and commissions but before expenses were $67.4 million. Upon the closing of the offering, all the Company's outstanding shares of convertible preferred stock converted into 15,557,097 shares of common stock.

NOTE 9—CONVERTIBLE PREFERRED STOCK:

Under the Company's Amended and Restated Certificate of Incorporation, as amended, the Company's convertible preferred stock is issuable in series and the Company's Board of Directors is authorized to determine the rights, preferences and terms of each series.

As of December 31, 2003, the convertible preferred stock comprised:

SERIES	Shares Designated and Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference Per Share
Series A	750,000	684,251	$ 2,719,000	$ 4.00
Series B	550,000	541,661	11,652,000	21.60
Series C	2,000,000	1,619,997	13,003,000	8.24
Series D	8,750,000	7,562,696	22,624,000	3.04
	12,050,000	10,408,605	$ 49,998,000	

In February 2004, the Board of Directors designated and authorized 5,000,000 shares of Series E convertible preferred stock. During 2004, the Company issued 4,952,506 shares of series E convertible stock which had a carrying value of $28.3 million and a per share liquidation preference of $6.00. In September 2004, the Company repurchased 2,778 shares at $6.00 per share.

Upon the closing of the initial public offering, all of the Company's outstanding shares of convertible preferred stock converted into 15,557,097 shares of common stock.

2004 PREFERRED STOCK PLAN

In May 2004, the Company adopted the 2004 Preferred Stock Plan. The Board of Directors terminated the 2004 Preferred Stock Plan in August 2004. However, the 2004 Preferred Stock Plan will continue to govern the terms and conditions of the outstanding awards granted thereunder. The Board of Directors has the authority to amend the 2004 Preferred Stock Plan provided such action does not impair the rights of any participant.

A total of 275,000 shares of the Series E convertible preferred stock was reserved for issuance pursuant to the 2004 Preferred Stock Plan. During 2004, the Company granted rights to purchase 222,741 shares of Series E convertible preferred stock that vest over one year. All such stock rights have been exercised resulting in the issuance of Series E restricted preferred stock. Upon the completion of the initial public offering, all remaining unvested shares of Series E restricted preferred stock, net of cancellations, were immediately vested.

BENEFICIAL CONVERSION FEATURE

The issuance of Series D and Series E convertible preferred stock resulted in a beneficial conversion feature, calculated in accordance with EITF No. 00-27, "Application of Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features of Contingently Adjustable Conversion Ratios" to Certain Convertible Instruments" based upon the conversion price of the preferred stock into common, and the fair value of the common stock at the date of issue. Accordingly, the Company has recognized $15,977,000 and $24,000 as a charge to additional paid-in-capital to account for the deemed dividend on the redeemable convertible preferred stock as of the issuance date in 2004 and 2003, respectively. The amount of the deemed dividend related to the beneficial conversion feature was recorded upon issuance of the convertible preferred stock, as the convertible preferred stock can be converted to common stock by the holder at any time.

As described above, certain employees were granted purchase rights to acquire Series E convertible preferred stock. The difference between the purchase price and the fair value of the common stock on the date of issuance was recorded as deferred compensation and was amortized to compensation expense over the vesting period. Upon the completion of the initial public offering, any remaining unamortized deferred compensation was expensed.

WARRANTS FOR CONVERTIBLE PREFERRED STOCK

In connection with convertible promissory notes issued from October 2000 to February 2001, the Company issued warrants to purchase 123,057 shares of Series C convertible preferred stock at an exercise price of $7.72 per share. The warrants were immediately exercisable and had a term of three years. The allocated fair value of the warrants of $117,000 and $322,000 for warrants issued in 2000 and 2001, respectively, was calculated using the Black-Scholes pricing model with the following assumptions: fair value of the preferred stock at the date of issuance of $7.72 per share, an estimated life of three years, an annual risk free rate of 4.54%–5.75%, volatility of 75% and no future dividends. The value of these warrants was recorded as a discount against the related promissory notes and was being amortized to interest expense over one year, the term of the promissory notes, using the straight-line method as the difference between the effective interest method and the straight-line method was deemed to be immaterial. In May 2001, the promissory notes were converted into shares of Series C convertible preferred stock at which time amortization on the discount against the promissory notes ceased and the remaining unamortized discount was netted against the carrying value of the converted promissory notes. The warrants expired unexercised during 2003 and 2004.

In connection with the convertible promissory notes issued in November 2002, the Company issued warrants to purchase 212,670 shares of Series D convertible preferred stock at an exercise price of $3.04 per share. The warrants were immediately exercisable, had a term of seven years and expired upon a change of control or upon an initial public offering of the Company's common stock. The allocated fair value of the warrants of $287,000 was calculated using the Black-Scholes pricing model with the following assumptions: fair value of the preferred stock at the date of issuance of $3.04 per share, an estimated life of seven years, an annual risk free rate of 2.21%, volatility of 75% and no future dividends. The value of these warrants was recorded as a discount against the related promissory notes and was amortized to interest expense over one year, the term of the promissory notes, using the straight line method as the difference between the effective interest method and the straight-line method was deemed to be immaterial. In January 2003, the promissory notes were converted into shares of Series D convertible preferred stock (See Note 6). Accordingly, amortization on the discount against the promissory notes ceased and the remaining unamortized discount was netted against the carrying value of the converted promissory notes.

In October 2004, prior to the initial public offering, 84,610 warrants were exercised resulting in cash proceeds totaling $257,000 and 100,251 warrants were net exercised with 27,809 warrants given up in exchange for the issuance of 184,861 shares of Series D convertible preferred stock. Simultaneously with the closing of the initial public offering, these Series D convertible preferred shares were automatically converted into shares of common stock. No warrants were issued and outstanding at December 31, 2004.

NOTE 10—COMMON STOCK:

Each share of common stock has the right to one vote. The holders of common stock are entitled to dividends when funds are legally available and when declared by the Board of Directors, subject to the prior rights of the convertible preferred stockholders.

STOCK SPLIT

In October 2004, the Company's Board of Directors and stockholders approved a 1-for-4 reverse stock split of its preferred and common shares. Such reverse stock split was effected on October 25, 2004. All preferred and common stock data presented herein have been restated to retroactively reflect the stock split.

2004 EMPLOYEE STOCK PURCHASE PLAN

In July 2004, the Company adopted the 2004 Employee Stock Purchase Plan. A total of 600,000 shares of common stock have been made available for sale. In addition, the 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2004 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with the Company's fiscal year 2005, equal to the lessor of: 2% of the outstanding shares of the Company's common stock on the first day of the fiscal year; 1,000,000 shares; and such other amount as the Company's Board of Directors may determine. All of the Company's employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee: immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the Company's capital stock, or whose rights to purchase stock under all of the Company's employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which commenced on the first trading day on or after the completion of our initial public offering and will end on the first trading day on or after November 1, 2005. The Company's 2004 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant's base salary, wages, overtime pay, commissions and other compensation remuneration paid directly to the employee. A participant may purchase a maximum of 5,000 shares during a six-month purchase period. Amounts deducted and accumulated by the participant are used to purchase shares of the Company's common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of the Company's common stock at the beginning of an offering period or after a purchase period end. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company. The 2004 Employee Stock Purchase Plan will automatically terminate in 2024, unless the Company terminates it sooner. As of December 31, 2004, no shares have been issued to date in connection with the 2004 Employee Stock Purchase Plan.

NOTE 11—STOCK OPTION PLANS:

1997 STOCK PLAN

In March 1997, the Company adopted the 1997 Stock Plan under which the Board of Directors may issue incentive stock options to employees and non-qualified stock options to employees, directors and consultants. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price (which cannot be less than fair market value at date of grant for incentive stock options or 85% of fair market value for nonqualified stock options). If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. The options are exercisable at times and increments as specified by the Board of Directors and generally expire 10 years from the date of grant. Upon the completion of the initial public offering, the Company's 1997 Stock Plan was terminated and the Board of Directors determined not to grant any additional awards under the 1997 Plan. However, the 1997 Plan will continue to govern the terms and conditions of the outstanding awards issued thereunder.

2004 EQUITY INCENTIVE PLAN

In July 2004, the Company adopted the 2004 Equity Incentive Plan, or the 2004 Plan, under which the Board of Directors may issue incentive stock options to employees and non-statutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to employees, directors and consultants. At December 31, 2004, the Company has reserved 113,743 shares of common stock for issuance pursuant to the 2004 Equity Incentive Plan. The 2004 Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with fiscal year 2005, equal to the lesser of: 5% of the outstanding shares of the Company's common stock on the first day of the fiscal year; 2,500,000 shares; and such other amount as the Board of Directors may determine. The number of shares authorized for issuance under the 2004 Equity Incentive Plan will also be increased by any shares returned to the 1997 Stock Plan on or after the completion of the public offering as a result of the termination of options or the repurchase of unvested shares issued thereunder.

The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price (which cannot be less than fair market value at date of grant for incentive stock options or 85% of fair market value for nonqualified stock options). If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. The options are exercisable at times and increments as specified by the Board of Directors, and generally expire 10 years from the date of grant.

NOTES TO FINANCIAL STATEMENTS (CONT.)

Activity under the 1997 and 2004 Plans are as follows:

		Outstanding Options		
	Shares Available for Grant	Number of Shares	Range of Exercise Prices	Aggregate Price
BALANCES, DECEMBER 31, 2001	86,760	581,515	$ 0.40–2.16	$ 740,000
Reservation of shares	2,067,101	—	—	—
Options granted	(145,250)	145,250	0.84	122,000
Options exercised	—	(40,595)	0.40–2.16	(42,000)
Options cancelled	103,696	(103,696)	0.84–2.16	(148,000)
BALANCES, DECEMBER 31, 2002	2,112,307	582,474	0.40–2.16	672,000
Options granted	(1,949,850)	1,949,850	0.32	642,000
Options exercised	—	(37,833)	0.40–2.16	(32,000)
Options cancelled	148,739	(148,739)	0.84–2.16	(80,000)
BALANCES, DECEMBER 31, 2003	311,196	2,345,752	0.32–2.16	1,202,000
Reservation of shares	2,250,000	—	—	—
Options granted	(2,654,251)	2,654,251	0.32–24.02	10,451,000
Options exercised	—	(749,013)	0.32–4.00	(373,000)
Options repurchased	—	15,480	0.32–2.00	12,000
Options cancelled	115,678	(115,678)	0.32–11.68	(204,000)
BALANCES, DECEMBER 31, 2004	22,623	4,150,792	$ 0.32–24.02	$ 11,088,000

In addition to the 1997 and 2004 Plans, in March 2003, the Company granted to a consultant a non-qualified stock option to purchase 50,000 shares of the Company's common stock at an exercise price of $0.32 per share that vests over two years. The Company recorded stock-based compensation based on the fair value of the stock option on the date of grant, which was calculated using the Black-Scholes option pricing model in accordance with the weighted-average assumptions disclosed further in Note 11.

The options outstanding and currently exercisable by exercise price at December 31, 2004 are as follows:

Options Outstanding and Exercisable			Options Vested	
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life in Years	Number of Shares	Weighted-Average Exercise Price
$ 0.32	2,272,565	8.65	408,655	$ 0.32
0.36	93,021	8.16		
0.40	5,000	2.95	5,000	0.40
0.84	204,661	6.76	152,029	0.84
2.00	413,747	9.35	2,083	2.00
2.16	115,144	5.10	115,379	2.16
4.00	634,860	9.55	3,125	4.00
11.68	370,674	9.81	1,250	11.68
24.02	91,120	9.94	—	
	4,200,792	8.78	687,521	$ 0.79

The weighted-average exercise price of all options outstanding at December 31, 2004, 2003 and 2002 was $2.63, $0.51 and $1.15, respectively. As of December 31, 2003, 359,704 options were outstanding and exercisable with a weighted average exercise price of $1.24.

On May 3, 2004, the board of directors approved a resolution that allows for the early exercise of all previously granted options and all options to be granted in the future under the Company's 1997 Stock Plan. Under the terms of this amendment, option holders, upon early exercise, must sign a restricted stock purchase agreement that gives the Company the right to repurchase any unvested shares, at the original exercise price, in the event the optionees' employment terminates for any reason. The right to exercise options before they are vested does not change existing vesting schedules in any way and the early-exercised options may not be sold or transferred before they vest. The shares subject to the repurchase are held in escrow until the Company's repurchase right lapses. The repurchase right lapses over time as the shares vest at the same rate as the original option vesting schedule. As of December 31, 2004 a total of 749,435 shares of common stock at an aggregate price of $677,000 were subject to repurchase. As such, in accordance with FASB Interpretations ("FIN") No. 44 "Accounting for Certain Transactions Involving Stock Compensation," the unvested shares as of December 31, 2004 are not considered issued for accounting purposes and the options are deemed not to be exercised until the options vest. These options have therefore been excluded from the number of options exercised as of December 31, 2004.

DEFERRED STOCK-BASED COMPENSATION

During the years ended December 31, 2004 and 2003, the Company issued options to certain employees under the 1997 Stock Plan and the 2004 Preferred Stock Plan with exercise prices below the fair market value of the Company's common stock at the date of grant, determined with hindsight. The Company estimated the fair value of its common stock based upon several factors, including progress and milestones attained in its business, sales of convertible preferred stock, changes in valuations of existing comparable public companies and the expected valuation that the Company would obtain in an initial public offering. The Company has reviewed these key factors and events between each date and has determined that the combination of these factors and events reflect a true measurement of the Company's relative fair value over an extended period of time and believes that the fair value of its common stock is appropriately reflected using a linear progression. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the fair market value of the Company's stock at the date of grant. This deferred stock-based compensation is amortized to expense on a straight-line basis over the period during which the Company's right to repurchase the stock lapses or the options vest, generally four years. During the years ended December 31, 2004, 2003 and 2002, the Company has recorded deferred stock-based compensation, net of cancellations, related to these options of approximately $14.8 million, $4.7 million and $0, respectively.

The Company granted stock options to employees with exercise prices below estimated fair market value as follows:

GRANTS MADE DURING QUARTER ENDED	Number of Options Granted (000's)	Weighted-Average Exercise Price Per Share	Weighted-Average Fair Value Per Share	Weighted-Average Intrinsic Value Per Share
March 31, 2003	1,564	$ 0.32	$ 2.56	$ 2.24
June 30, 2003	—	—	—	—
September 30, 2003	89	0.32	4.60	4.28
December 31, 2003	164	0.32	6.16	5.84
March 31, 2004	1,063	0.32	7.68	7.36
June 30, 2004	621	3.44	9.76	6.32
September 30, 2004	640	4.00	10.79	6.79

During the years ended December 31, 2004, 2003 and 2002, the Company granted options to non-employees to purchase 118,875, 181,250 and 18,750 shares of common stock, respectively, in exchange for services, at a range of exercise prices between $0.32 and $24.02 per share. Stock-based compensation expense related to stock options granted to non-employees is recognized on a straight-line basis, as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the consulting services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123 with the following weighted-average assumptions:

	Years Ended December 31,		
	2004	2003	2002
Risk-free interest rate	3.86–4.62%	3.87–4.58%	4.17–5.89%
Expected life (in years)	10	10	10
Dividend yield	—	—	—
Expected volatility	75%	75%	75%

The stock-based compensation expense will fluctuate as the fair market value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation expense of $1,818,000, $447,000 and $5,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 12—RELATED PARTY TRANSACTIONS:

On May 21, 2004, the Company entered into a Consulting Agreement with John Simpson, Ph.D., M.D. under which Dr. Simpson provides the Company with consulting services. For services provided under the Consulting Agreement, Dr. Simpson is paid $25,000 per month. The Consulting Agreement expires on May 21, 2009, unless terminated earlier by the Company or Dr. Simpson with two weeks' prior written notice by either party. Dr. Simpson is the Chairman of the Board of Directors. During the year ended December 31, 2004, the Company paid $183,333 under this agreement. At December 31, 2004, no amounts were due or outstanding.

NOTE 13—EMPLOYEE BENEFIT PLANS:

In September 1997, the Company adopted its 401(k) Retirement Plan which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified maximum. The Company, at its discretion, may make additional matching contributions on behalf of the participants in the 401(k) Retirement Plan. To date, the Company has not made any contributions to the 401(k) Retirement Plan.

NOTE 14—QUARTERLY FINANCIAL DATA (UNAUDITED):

The following tables contain selected unaudited Statement of Operations data for each quarter for 2004 and 2003 (in thousands, except per share amounts):

	Year 2004 Quarter Ended			
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
Net revenue	$ 4,775	$ 7,497	$ 11,581	$ 14,699
Gross profit (loss)	666	1,449	4,604	7,689
Net loss	(6,192)	(8,809)	(7,421)	(7,453)
Net loss per share: Basic and diluted	$ (9.69)	$ (11.35)	$ (6.83)	$ (0.50)
Weighted-average shares used in computing net loss per common share:				
Basic and diluted	639	776	1,087	14,933

	Year 2003 Quarter Ended			
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
Net revenue	$ 107	$ 119	$ 650	$ 1,709
Gross profit (loss)	(409)	(345)	(374)	(790)
Net loss	(2,660)	(3,449)	(3,228)	(5,010)
Net loss per common share, basic and diluted	$ (4.63)	$ (5.99)	$ (5.57)	$ (8.38)
Weighted-average shares used in computing net loss per common share:				
Basic and diluted	575	576	580	598

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2002	$ —	$ —	$ —	$ —
Year ended December 31, 2003	—	39	—	39
Year ended December 31, 2004	$ 39	$ 285	$ —	$ 324

RESERVE FOR EXCESS AND OBSOLETE INVENTORY	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2002	$ —	$ —	$ —	$ —
Year ended December 31, 2003	—	142	—	142
Year ended December 31, 2004	$ 142	$ 968	$ (142)	$ 968

CORPORATE INFORMATION

Board of Directors

John B. Simpson, Ph.D., M.D.
Chairman of the Board
FoxHollow Technologies, Inc.

Ryan D. Drant
General Partner
New Enterprise Associates

Richard M. Ferrari
Managing Director
De Novo Ventures

Sanford Fitch
Director
FoxHollow Technologies, Inc.

Tomoaki Hinohara, M.D.
Director of Cardiac Catheterization Laboratory
Sequoia Hospital

Robert W. Thomas
President and Chief Executive Officer
FoxHollow Technologies, Inc.

Executive Officers

Robert W. Thomas
President and Chief Executive Officer

David L. Martin
Chief Operating Officer

Matthew B. Ferguson
Chief Financial Officer

Ronald T. Steckel
Senior Vice President of Operations and
Research & Development

William H. Hoffman
Vice President of US Sales

Suzon D. Lommel
Vice President of Quality and Regulatory Affairs

Duke S. Rohlen
Vice President of Corporate Development
& Investor Relations

Angela B. Soito
Vice President of Clinical Affairs

Leslie L. Trigg
Vice President of Marketing

Corporate Headquarters

740 Bay Road
Redwood City, CA 94063
Phone: 650.421.8400
Fax: 650.421.8566
www.foxhollowtech.com

Corporate Counsel

Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, California

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
San Jose, California

Transfer Agent and Registrar

Communications concerning stock transfer requirements, lost certificates and changes of address should be directed to:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
800.356.2017
www.melloninvestor.com

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. on June 16, 2005, at our offices located at 740 Bay Road, Redwood City, CA 94063

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon request to:

Investor Relations
FoxHollow Technologies, Inc.
740 Bay Road
Redwood City, CA 94063
Phone: 650.421.8449
Fax: 650.421.8566
investorrelations@foxhollowtech.com

For further information, visit our website at www.foxhollowtech.com.

STOCK MARKET INFORMATION

Stock Symbol

FoxHollow Technologies' common stock is traded on the Nasdaq National Market under the symbol FOXH.

Price Range of Common Stock

Since the date of our initial public offering on October 28, 2004 through December 31, 2004, the high and low closing sale prices of our Common Stock were $28.00 and $20.45, respectively.

Dividends

We have not declared or paid any cash dividends on our capital stock since our inception. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. As of April 20, 2005, there were approximately 3,500 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Changes/Disagreements with Accountants

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
FoxHollow Technologies, Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of FoxHollow Technologies, Inc. (the "Company") at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 25, 2005

This Annual Report contains forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, those concerning the following: our intentions, beliefs and expectations regarding our future success and results; the timing and success of our clinical trials and regulatory submissions; our belief that our cash and cash equivalents will be sufficient to satisfy our anticipated cash requirements; our operating results; our expectations regarding our revenues and customers; and our distributors and territorial expansion efforts. Forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ materially. For a detailed discussion of these risks and uncertainties, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Annual Report. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report.

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SILVERHAWK™

SilverHawk™ Plaque Excision System

The SilverHawk Plaque Excision System is a minimally-invasive device that removes plaque in peripheral arteries, increasing blood flow to the legs and feet. The SilverHawk consists of two components: a small, hand-held control unit and a catheter with a tiny, rotating circular blade and collection chamber at its tip.

The Plaque Excision Procedure



Step 1

Once inside the artery, the SilverHawk is delivered to the desired treatment area. The physician then uses an on/off thumbswitch on the handle to activate the cutting blade.



Step 2

With the cutting blade activated, the catheter is advanced through the treatment area, shaving plaque off the artery wall and depositing it into the nose cone of the device. After each pass through the plaque, the blade is deactivated. Removing plaque from the treatment area typically requires several passes.



Step 3

When the nose cone is filled with plaque, the catheter is removed from the patient. After emptying the plaque from the nose cone, the catheter can be re-inserted to treat additional areas in the same patient.

SILVERHAWK™

FoxHollow Technologies, Inc.
740 Bay Road
Redwood City CA 94063
www.foxhollowtech.com